Exhibit 4.4

Description of the Company’s Securities Registered Pursuant to Section 12 of the Securities Act of 1934

We are a Florida corporation. The rights of our stockholders are governed by the Florida Business Corporation Act, or the FBCA, our amended and restated articles of incorporation and our amended and restated bylaws. The following summary of the material terms, rights and preferences of our capital stock is not complete. You should read our amended and restated articles of incorporation, which we refer to as our charter, and our bylaws, for more complete information. You should read these documents, copies of which are filed as exhibits to our annual report on Form 10-K.

Authorized Capitalization

Our authorized capital stock consists of:

●	5,000,000 shares of common stock, par value $.01 per share; and
●	6,000,000 shares of preferred stock, without par value.

Common Stock

As of December 31, 2020, we had 3,203,455 outstanding shares of common stock.

Voting Rights. Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our bylaws provide that the presence of holders of shares representing a majority of the voting power of our outstanding capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the NASDAQ listing rules or our articles of incorporation. There are no cumulative voting rights.

Dividends. Each holder of our common stock is entitled to such dividends as the board of directors may declare from time to time out of funds legally available therefor. Our ability to pay dividends depends upon the receipt of distributions from the Bank because we have no other source of income. The rights of common shareholders to receive dividends are subject to the preferential rights of any preferred stock that we may issue in the future.

Preferred Stock

Our board of directors is authorized, without further action of the stockholders, to issue from time to time shares of preferred stock in one or more series and with such relative rights, powers, preferences, and limitations as the board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of preferred stock could adversely affect the holders of common stock. For example, the issuance of preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Series B Preferred

The Board has authorized a new class of preferred stock to be entitled “Series B Preferred Stock.” The Company will be authorized to issue 560 shares of Series B Preferred. As of December 31, 2020, we had 400 outstanding shares of Series B preferred stock.

Rank. Except as otherwise expressly set forth in the Certificate of Designation for the Series B Preferred Stock, all Shares of the Series B Preferred Stock rank senior to all Junior Securities, with respect to payment or distribution of assets upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary. “Junior Securities” means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the Series B Preferred Stock.

Participating Dividends. Except in the case of liquidation, if the Company declares or pays a dividend or distribution on the Common Stock, the Company shall simultaneously declare and pay a dividend on the Series B Preferred Stock on a pro rata basis with the Common Stock determined on an as-converted basis assuming all Shares of Series B Preferred Stock had been converted immediately prior to the record date of the applicable dividend.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “Liquidation”), the holders of Shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount per Share equal to the greater of (i) the Series B Original Issue Price of $25,0000, or (ii) such amount per Share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such Liquidation (the amount payable pursuant to this sentence is hereinafter referred to as the “Series B Liquidation Amount”).

Voting. Except as provided below and otherwise provided by law, the holders of the Series B Preferred Stock will have no voting rights.

Supermajority Voting Rights—Amendments. The affirmative vote or consent of the holders of at least 66-2/3% of all of the Shares of the Series B Preferred Stock at the time outstanding, voting separately as a class (a “Supermajority Interest”), shall be required to amend the provisions of the Articles of Incorporation so as to materially and adversely affect the rights, preferences or privileges of the Series B Preferred Stock, taken as a whole.

Supermajority Voting Rights—Priority. The affirmative vote or consent of a Supermajority Interest of the Series B Preferred Stock shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the shares of the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon any Liquidation of the Company.

Right to Convert. Subject to the provisions of described below, at any time and from time to time on or after issuance, the Company shall have the right to convert all or any portion of the outstanding Shares of Series B Preferred Stock into an aggregate number of shares of Common Stock as is determined by (i) multiplying the number of Shares (including any fraction of a Share) to be converted by the Series B Original Issue Price thereof, and then (ii) dividing the result by the Conversion Price in effect immediately prior to such conversion. The initial conversion price per Share (the “Conversion Price”) shall be $2.50 per Share, subject to certain adjustments. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Company.

Limitations on Conversion. The right of the Company to convert any of the Shares of the Series B Preferred Stock shall be subject to the prior fulfillment of the following conditions:

(a) Such conversion shall have been by approved by the holders of a majority of the outstanding Common Stock of the Company; and

(b) Such conversion shall not result in any holder of the Series B Preferred Stock and any Persons with whom the holder may be acting in concert, becoming Beneficial Owners of more than 9.9% of the outstanding shares of the Common Stock. For purposes of this subsection, the term “Beneficial Owner” shall have the meaning given to such term in SEC Rule 13d-3.

Reservation of Stock. The Company shall at all times when any Shares of Series B Preferred Stock is outstanding reserve and keep available out of its authorized but unissued shares of capital stock, solely for the purpose of issuance upon the conversion of the Series B Preferred Stock, such number of shares of Common Stock issuable upon the conversion of all outstanding Series B Preferred Stock.

Adjustment to Conversion Price and Number of Conversion Shares. The Conversion Price and the number of Conversion Shares issuable on conversion of the Shares of Series B Preferred Stock shall be subject to customary adjustments upon dividend, subdivision, or combination of common stock, and upon any reorganization, reclassification, consolidation or merger.

Preemptive Rights. The holders of shares of Series B Preferred Stock shall have no preemptive rights with respect to any shares of the Company’s capital stock or any of its other securities convertible into or carrying rights or options to purchase any such capital stock.

Anti-Takeover Effects of Certain Provisions of Florida Law

Section 607.0902 of the FBCA prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation’s Board of Directors. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; and (iii) more than a majority of all voting power.

Sections 607.0901 of the FBCA contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless, among others: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.

Authorized but Unissued Shares

The FCBA provides that the authorized but unissued shares of common stock and preferred stock of a Florida corporation are available for future issuance without stockholder approval; however, such issuances by the Company are subject to various limitations imposed by the NASDAQ Capital Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Election and Removal of Directors

Our bylaws require a minimum of three directors with the number of directors at any time to be fixed by board resolution. Directors are elected by a plurality of the votes cast at each annual meeting of our stockholders when a quorum is present. The FBCA provides that stockholders may remove directors with or without cause by the affirmative vote of a majority of the votes cast at a meeting of stockholders called for the purpose of removing the director when a quorum is present.

Board Meetings

Our bylaws provide that the chairman of the board, president or the board of directors may call special meetings of the board of directors.

Special Shareholder Meetings

Our bylaws provide that a special meeting may be called by the chairman of the board, the president, or a majority of the board, and must be called by the secretary upon a request in writing of stockholders owning at least ten percent of all our capital stock then issued, outstanding and entitled to vote.

Modification of Rights of Common Shareholders

Under the FCBA, the rights of the holders of common shares authorized in a corporation such as the Company may be modified by a majority vote of shares present at a shareholders’ meeting called for such purpose, except for most business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation, which must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of a Florida corporation.

Indemnification of Officers and Directors

Under the FBCA, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under the FBCA, a corporation may not indemnify an officer or director against liability in connection with a claim by or in the right of the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. The FBCA provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s articles of incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the articles of incorporation, officers of the corporation are also entitled to the benefit of the above statutory provisions.

Consistent with Florida law, our bylaws provide for the indemnification of our directors or officers to the fullest extent permitted by applicable law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “OPHC.”